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Thomas Friedmann richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 8452 Fax

March 11, 2022

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Karen Rossotto, Esq.

Re:	Franklin BSP Private Credit Fund, File No. 811-23492, 333-234759 (the “Fund”)

Dear Ms. Rossotto:

This letter responds to comments provided to Jonathan H. Gaines of Dechert LLP in telephonic discussions on May 1, 2020 and May 5, 2020 with respect to Pre-Effective Amendment No. 2 to the Registrant’s registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on March 24, 2020 on behalf of the Fund, a non-diversified, closed-end management investment company. The Fund has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the Registration Statement.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Prospectus

1.	Comment: In the Summary of Fees and Expenses subsection, please revise footnote seven to the Summary of Fees and Expenses chart to explicitly note that the Advisor will reimburse initial organizational and offering costs, as well as annualized fund operating expenses, on a quarterly basis to the extent the enumerated fees exceed 0.45% of the Fund’s month-end NAV.

Response: The disclosure has been revised accordingly.

2.	Comment: In the Summary of Fees and Expenses subsection, please confirm the calculation of expenses incurred by an investor on a $1,000 investment.

Response: The disclosure has been revised accordingly.

3.	Comment: Please file the Expense Limitation Agreement as an exhibit to the final registration statement.

Response: We acknowledge the comment.

Statement of Additional Information

4.	Comment: In Fundamental Investment Restrictions subsection, please revise the disclosure to clarify that investments in municipal obligations will not be considered to represent an industry.

Response: The disclosure has been revised accordingly.

* * * * *

Should you have any questions or comments, please contact the undersigned at 617.728.7120.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann